UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                ST. JOSEPH, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   85231M 10 3
                                 (CUSIP Number)

                             AUGUST LAW GROUP, P.C.
                       19200 VON KARMAN AVENUE, SUITE 900
                                IRVINE, CA 92612
                                 (949) 752-7772
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2009
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 85231M 10

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Desert Projects, Inc.
      20-4110898
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   |_|
      (b)   |_|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Nevada, United States
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Number of Shares        5.    Sole Voting Power                 1,116,667
Beneficially Owned      6.    Shared Voting Power               0
by Each Reporting       7.    Sole Dispositive Power            1,116,667
Person With             8.    Shared Dispositive Power          0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,116,667
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      11.3%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------------

CUSIP No. 85231M 10

--------------------------------------------------------------------------------
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      James Ralph Houston
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)   |_|
      (b)   |_|
--------------------------------------------------------------------------------
3.    SEC Use Only


--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      Canada
--------------------------------------------------------------------------------
Number of Shares        5.    Sole Voting Power                 1,116,667
Beneficially Owned      6.    Shared Voting Power               0
by Each Reporting       7.    Sole Dispositive Power            1,116,667
Person With             8.    Shared Dispositive Power          0
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,116,667
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) |_|

--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      11.3%
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer:

            St. Joseph, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            4870 S. Lewis, Suite 250
            Tulsa, Oklahoma, 74105

Item 2.

      (a)   Name Of Person Filing:

            This statement is jointly filed by and on behalf of Desert Projects, Inc. and James Ralph Houston. Desert Projects, Inc. may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Desert Projects, Inc. James Ralph Houston is the controlling shareholder of Desert Projects, Inc. James Ralph Houston may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Desert Projects, Inc. The Filing Persons have entered into a Joint Filing Agreement, dated as of February 17, 2009, a copy of which is filed with this
            Schedule 13G/A as Exhibit 99.1, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.

      (b)   Address Of Principal Business Office Or, If None, Residence:

            The address of the principal business office of each reporting person is 73-185, Suite D, Highway 111 Palm Desert, California, 92260.

      (c)   Citizenship:

            Desert Projects, Inc. is a corporation organized under the laws of the State of Nevada. James Ralph Houston is a citizen of Canada.

      (d)   Title of Class of Securities:

            Common Stock

      (e)   CUSIP Number:

            85231M 10 3

Item 3. If this statement is filed pursuant to Rules 13d-1(B), or 13d-2(B), check whether the person is filing as a:

      (a)   |_|   Broker or Dealer registered under Section 15 of the Act
      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act
      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act
      (d)   |_|   Investment Company registered under Section 8 of the
                  Investment Company Act
      (e)   |_|   Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940
      (f)   |_|   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                  1974 or Endowment Fund
      (g)   |_|   Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G)
      (h)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

      Not Applicable

Item 4. Ownership:

As of February 17, 2009:

      (a)   Amount beneficially owned:

            Desert Projects, Inc.        1,116,667 shares

            James Ralph Houston          1,116,667 shares
                                         This is comprised of 1,116,667 shares
                                         issued in the name of Desert Projects,
                                         Inc., for which James R. Houston is the
                                         controlling shareholder.

      (b)   Percent of class:

              Desert Projects, Inc.      11.3%

              James Ralph Houston        11.3%

                  This is comprised of 1,116,667 shares issued in the name of Desert Projects, Inc., for which James R. Houston is the controlling shareholder.

      (c)   Number of shares to which the person has:

            (i)   Sole power to vote or to direct the vote:

                  Desert Projects, Inc.  1,116,667 shares

                  James Ralph Houston    1,116,667 shares

                                         This is comprised of 1,116,667 shares
                                         issued in the name of Desert Projects,
                                         Inc., for which James R. Houston is the
                                         controlling shareholder.

            (ii)  Shared power to vote or to direct the vote:


                  Desert Projects, Inc.  0 shares

                  James Ralph Houston    0 shares

            (iii) Sole power to dispose or to direct the disposition of:

                  Desert Projects, Inc.  1,116,667 shares

                  James Ralph Houston    1,116,667 shares
                                         This is comprised of 1,116,667 shares
                                         issued in the name of Desert Projects,
                                         Inc., for which James R. Houston is the
                                         controlling shareholder.

            (iv)  Shared power to dispose or to direct the disposition of:

                  Desert Projects, Inc.  0 shares

                  James Ralph Houston    0 shares

James R. Houston does not own any shares directly. By virtue of James R. Houston's position as the controlling shareholder of Desert Projects, Inc., James R. Houston may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 1,116,667 shares as described above constituting 11.3% of the outstanding shares and, therefore, James R. Houston may be deemed to be the beneficial owner of such shares. James R. Houston disclaims beneficial ownership of such 1,116,667 shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, each of Desert Projects, Inc. and James Ralph Houston certify that, to the best of such reporting person's knowledge and belief, the securities referred to above were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009


                                        Desert Projects, Inc.

                                        By: /s/ David Rennie
                                            ------------------------------------
                                            David Rennie
                                            President


                                        James Ralph Houston

                                        By: /s/ James Ralph Houston
                                            ------------------------------------
                                            James Ralph Houston
                                            Controlling Shareholder of
                                            Desert Projects, Inc.